SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ivanhoe Energy Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

465790103

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 9 PAGES

CUSIP No. 465790103

1	NAME OF REPORTING PERSON Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ] N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiaries, Manulife Asset Management (US) LLC and Manulife Asset Management (Europe) Limited.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9 above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

PAGE 2 OF 9 PAGES

CUSIP No. 465790103

1		NAME OF REPORTING PERSON Manulife Asset Management (Europe) Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ] N/A
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12		TYPE OF REPORTING PERSON* FI

PAGE 3 OF 9 PAGES

1	NAME OF REPORTING PERSON Manulife Asset Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ] N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

PAGE 4 OF 9 PAGES

CUSIP No. 465790103

1	NAME OF REPORTING PERSON John Hancock Small Cap Equity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ] N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS

PAGE 5 OF 9 PAGES

Item 1(a)

Name of Issuer:
Ivanhoe Energy Inc.

Item 1(b)

Address of Issuer's Principal Executive Offices:
654 – 999 Canada Place
Vancouver, British Columbia, Canada  V6C 3E1

Item 2(a)

Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, wholly-owned subsidiaries, Manulife Asset Management (Europe) Limited (“MAM (Europe)”) and Manulife Asset Management (US) LLC ("MAM (US)"), and is also made on behalf of John Hancock Small Cap Equity Fund ("JH Small Cap Equity Fund").

Item 2(b)

Address of Principal Business Office:
The principal business office of MFC is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.

The principal business office of MAM (Europe) is located at 10 King William Street, London, England, EC4N 7TW9.

The principal business office of MAM (US) is located at 101 Huntington Avenue, Boston, Massachusetts 02199.

The principal business office of JH Small Cap Equity Fund is located at 601 Congress Street, Boston, Massachusetts 02210.

Item 2(c)

Citizenship:
MFC is organized and exists under the laws of Canada.

MAM (Europe) is organized and exists under the laws of the United Kingdom.
MAM (US) is organized and exists under the laws of the State of Delaware.

JH Small Cap Equity Fund is organized and exists under the laws of the Commonwealth of Massachusetts.

Item 2(d)

Title of Class of Securities:
Common Stock

Item 2(e)

CUSIP Number:
465790103

Item 3

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:

(g) (X)

a parent holding company or control person in
accordance with §240.13d-1(b)(1)(ii)(G).

MAM (Europe):

(j) (X)

a non-U.S. institution in accordance with
§240.13d-1(b)(1)(ii)(J).

MAM (US):

(e) (X)

an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

JH Small Cap Equity Fund:

(d) (X)

an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

PAGE 6 OF 9 PAGES

Item 4

Ownership:

(a)

Amount Beneficially Owned:  -0-

(b)

Percent of Class:  0.00%

(c)

Number of shares as to which the person has:

(i)

sole power to vote or to direct the vote:  -0-

(ii)

shared power to vote or to direct the vote:  -0-

(iii)

sole power to dispose or to direct the disposition of:  -0-

(iv)

shared power to dispose or to direct the disposition of:  -0-

Item 5

Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6

Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8

Identification and Classification of Members of the Group:
Not applicable.

Item 9

Notice of Dissolution of Group:
Not applicable.

Item 10

Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to MAM (Europe) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

.

PAGE 7 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

By:

/s/ Kenneth G. Pogrin

Name:

Kenneth G. Pogrin

Dated:  January 10, 2014

Title:

Attorney in Fact*

Manulife Asset Management (Europe) Limited

By:

/s/ Peter Mennie

Name:

Peter Mennie

Dated:  January 10, 2014

Title:

Director

Manulife Asset Management (US) LLC

By:

/s/ William E. Corson

Name:

William E. Corson

Dated:  January 10, 2014

Title:

Vice President and Chief Compliance Officer

John Hancock Small Cap Equity Fund

By:

/s/ Francis V. Knox Jr.

Name:

Francis V. Knox Jr.

Dated:  January 10, 2014

Title:

Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 8 OF 9 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, Manulife Asset Management (Europe) Limited, Manulife Asset Management (US) LLC and John Hancock Small Cap Equity Fund agree that the Schedule 13G (Amendment No. 4) to which this Agreement is attached, relating to the Common Stock of Ivanhoe Energy Inc., is filed on behalf of each of them.

Manulife Financial Corporation

By:

/s/ Kenneth G. Pogrin

Name:

Kenneth G. Pogrin

Dated:  January 10, 2014

Title:

Attorney in Fact*

Manulife Asset Management (Europe) Limited

By:

/s/ Peter Mennie

Name:

Peter Mennie

Dated:  January 10, 2014

Title:

Director

Manulife Asset Management (US) LLC

By:

/s/ William E. Corson

Name:

William E. Corson

Dated:  January 10, 2014

Title:

Vice President and Chief Compliance Officer

John Hancock Global Opportunities Fund

By:

/s/ Francis V. Knox Jr.

Name:

Francis V. Knox Jr.

Dated:  January 10, 2014

Title:

Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 9 OF 9 PAGES